December 26, 2007

VIA ELECTRONIC TRANSMISSION

Mr. Craig Slivka, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EMC Corporation
Definitive 14A
Filed March 27, 2007
File No. 001-09853

Dear Mr. Slivka:

As discussed, we are writing to request an extension of the time period in which to respond to comments made by staff members of the Securities and Exchange Commission in your letter dated December 14, 2007, to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation. We will provide our response on or before January 11, 2008.

Should you have any questions on the above, please do not hesitate to contact me at (508) 293-6158.

Sincerely,

/s/ Rachel C. Lee
Rachel C. Lee
Senior Corporate Counsel